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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                GEOVAX LABS, INC.
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                                     (Name of Issuer)

                                     Common Stock
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                                     (Title of Securities)

                                     373678101
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                                     (CUSIP Number)

                                     Kevin Friedmann, Esq.
                                     Richardson & Patel LLP
                                     10900 Wilshire Boulevard, Suite 500
                                     Los Angeles, CA 90024
                                     (310)-208-1182
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     September 28, 2006
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13D-1(e), 240.12d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  373678101
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1.     Names of Reporting Persons
       IRS Identification Nos. of Above Persons (Entities Only)
       Emory University
________________________________________________________________________________
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [ ]

       (b)  [X}

________________________________________________________________________________
3.     SEC Use Only

4.     Source of Funds (See Instructions)  OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
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6.     Citizenship or Place of Organization     United States (State of Georgia)
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Number of Shares Beneficially Owned by Each Reporting Person With:

7.     Sole Voting Power     233,905,253

8.     Shared Voting Power     Not Applicable

9.     Sole Dispositive Power     233,905,253

10.    Shared Dispositive Power     Not Applicable
________________________________________________________________________________
11.    Aggregate Amount Beneficially Owned by Each Reporting Person  233,905,253
________________________________________________________________________________
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
13.    Percent of Class Represented by Amount in Row (11)     33.02%
________________________________________________________________________________
14.    Type of Reporting Person (See Instructions)    00
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


Item 1.   Security and Issuer

          Common stock, $0.001 par value, of GeoVax Labs, Inc. (the "Issuer"). The Issuer's address is 1256 Briarcliff Road N.E., Emtech Bio Suite 500, Atlanta, Georgia 30306.

Item 2.   Identity and Background

          (a) This statement is filed by Emory University (the "Reporting Person").

          (b) The Reporting Person's business address is Administration Building 101, 201 Dowman Drive, Atlanta, Georgia 30322.

          (c) The Reporting Person is a private, non-profit educational institution organized under the laws of the State of Georgia.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          This report concerns the issuance of a total of 233,905,253 shares of the Issuer's common stock. These shares were issued in connection with a merger that took place on September 28, 2006 by and between Dauphin Technology, Inc., GeoVax, Inc. and GeoVax Acquisition Corp. Upon completion of the merger, Dauphin Technology, Inc. (now GeoVax Labs, Inc.) issued shares of its common stock, $0.001 par value, to the shareholders of GeoVax, Inc. in exchange for their issued and outstanding shares of GeoVax, Inc. common stock. Prior to the merger, the Reporting Person was a holder of 7,888,320 shares of GeoVax, Inc. common stock (or securities convertible into GeoVax, Inc. common stock). The securities in GeoVax, Inc. were issued to the Reporting Person in exchange for the license of certain technology owned by the Reporting Person and for cash in the amount of $750,071.28, which were the personal funds of the Reporting Person.

Item 4.   Purpose of Transaction

          The purpose of this transaction was to effectuate the merger between Dauphin Technology, Inc. and GeoVax, Inc.

          The acquisition of the shares described herein was done solely in conjunction with the merger. As of the date of this report, the Reporting Person does not have any plan or proposal

      (i) to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although it may do either of these in the future;

      (ii) that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

      (iii) that would result in the sale or transfer of a material amount of assets of the Issuer;

      (iv) to change the composition of the Issuer's board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (v) that would result in any material change in the present capitalization or dividend policy of the Issuer;

      (vi) that would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

      (vii) that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (viii) that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (ix) that would result in any action similar to those enumerated above.

         There are currently two employees of the Reporting Person serving on the Issuer's Board of Directors. The Reporting Person is a private, non-profit educational institution and the directors who are employees of the Reporting Person intend to resign when suitable replacements to the Board have been identified.


Item 5.   Interest in Securities of the Issuer

         The Reporting Person beneficially owns a total of 233,905,253 shares, or approximately 33.02%, of the Issuer's common stock. The Reporting Person has the sole power to vote and to dispose of the shares it beneficially owns. The Reporting Person did not effect any transactions in the Issuer's common stock during the past 60 days, other than the exchange of GeoVax, Inc. common stock for the Issuer's common stock, which exchange was done in conjunction with the merger. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's common stock. The name of the person who has voting or investment control over the securities owned by the Reporting Person is Mary Cahill.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

Item 7.   Material to Be Filed as Exhibits

          None.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2006

                                     Emory University



                                     By:/s/ Kent B. Alexander
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                                        Kent B. Alexander, Senior Vice
                                        President and General Counsel















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